FOR IMMEDIATE RELEASE	January 16, 2024

Micromem Closes Private Placement

Toronto, Ontario and New York, New York, January 16, 2024 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce the closing of its non-brokered private placement (the "First Private Placement") previously announced in its news release issued on December 5, 2023. Pursuant to the First Private Placement, Micromem issued a total of 1,900,000 common shares at CDN$0.06 per share raising gross proceeds of approximately CDN$114,000 and a convertible debenture raising gross proceeds of approximately CDN$109,900. The convertible debenture bears an interest rate of one percent (1%) per month with a conversion option at CDN$0.07 per share and maturing in 12 months.  In connection with the First Private Placement, Micromem paid a finder's fee of $3,780 in cash and issued 63,000 broker warrants exercisable for two years at CAD$0.095 per share. Micromem raised an aggregate of approximately CDN$223,900 in the First Private Placement.

In addition, Micromem is undertaking a second non-brokered private placement (the "Second Private Placement" and together with the First Private Placement, the "Private Placements") by placing a total of 500,000 common shares at CDN$0.075 per share (with such shares being priced based on the closing price of the Company's shares on January 15, 2024) for aggregate gross proceeds of CDN$37,500.

The total gross proceeds to be raised by Micromem in the Private Placements is equal to approximately CDN$261,400.

Micromem intends to use the proceeds raised through the Private Placements for working capital, including paying outstanding debt. All securities to be issued pursuant to the Private Placements are subject to a four-month holding period. Closing of the Private Placements is subject to certain conditions and receipt of all necessary approvals, including compliance with the requirements of the Canadian Securities Exchange.

The securities offered and sold have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 516,049,264

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com